Exhibit 2

First Quarter Results 2022 Zoncuantla Apartments, Veracruz, Mexico Built with Hidratium, part of our Vertua family of sustainable products Stock Listing Information Investor Relations NYSE (ADS) In the United States: Ticker: CX + 1 877 7CX NYSE Mexican Stock Exchange In Mexico: Ticker: CEMEXCPO + 52 (81) 8888 4292 Ratio of CEMEXCPO to CX = 10:1 E-Mail: ir@cemex.com

Operating and financial highlights

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Consolidated cement volume	15,776	15,934	(1%)		15,776	15,934	(1%)	
Consolidated ready-mix volume	12,167	11,527	6%		12,167	11,527	6%	
Consolidated aggregates volume	33,867	31,643	7%		33,867	31,643	7%	
Net sales	3,770	3,374	12%	13%	3,770	3,374	12%	13%
Gross profit	1,160	1,094	6%	7%	1,160	1,094	6%	7%
as % of net sales	30.8%	32.4%	(1.6pp)		30.8%	32.4%	(1.6pp)	
Operating earnings before other income and expenses, net	410	397	3%	2%	410	397	3%	2%
as % of net sales	10.9%	11.8%	(0.9pp)		10.9%	11.8%	(0.9pp)	
SG&A expenses as % of net sales	7.8%	7.9%	(0.1pp)		7.8%	7.9%	(0.1pp)	
Controlling interest net income (loss)	198	665	(70%)		198	665	(70%)	
Operating EBITDA	691	674	3%	3%	691	674	3%	3%
as % of net sales	18.3%	20.0%	(1.7pp)		18.3%	20.0%	(1.7pp)	
Free cash flow after maintenance capital expenditures	-175	1	N/A		-175	1	N/A	
Free cash flow	-251	-53	(376%)		-251	-53	(376%)	
Total debt	8,963	10,413	(14%)		8,963	10,413	(14%)	
Earnings (loss) of continuing operations per ADS	0.13	0.42	(70%)		0.13	0.42	(70%)	
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.13	0.42	(70%)		0.13	0.42	(70%)	
Average ADSs outstanding	1,489	1,496	(0%)		1,489	1,496	(0%)	
Employees	46,535	42,304	10%		46,535	42,304	10%	

This information does not include discontinued operations. Please see page 13 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the first quarter of 2022 reached US$3.8 billion, an increase of 13% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations, compared to the first quarter of 2021. Double digit increases in cement prices in three of our four regions were the main drivers of our top line growth.

Cost of sales, as a percentage of net sales, increased by 1.6pp during the first quarter of 2022 compared to the same period last year, from 67.6% to 69.2%. The increase was mainly driven by higher energy costs, as well as higher freight and imports.

Operating expenses, as a percentage of net sales, decreased by 0.8pp during the first quarter of 2022 compared with the same period last year, from 20.7% to 19.9% mainly due to higher sales, and cost containment initiatives.

Operating EBITDA in the first quarter of 2022 reached US$691 million, increasing 3% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations. During the quarter, our EMEA and U.S. regions contributed favorably to EBITDA.

Operating EBITDA margin decreased by 1.7pp from 20.0% in the first quarter of 2021 to 18.3% this quarter.

Controlling interest net income (loss) resulted in an income of US$198 million in the first quarter of 2022 versus an income of US$665 million in the same quarter of 2021. The lower net income reflects lower operating earnings mainly due to an extraordinary gain on sale of assets of $600 million in the previous year.

2022 First Quarter Results

Page 2

Operating results

Mexico

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	881	822	7%	5%	881	822	7%	5%
Operating EBITDA	286	299	(4%)	(6%)	286	299	(4%)	(6%)
Operating EBITDA margin	32.5%	36.4%	(3.9pp)		32.5%	36.4%	(3.9pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(8%)	(8%)	9%	9%	5%	5%
Price (USD)	15%	15%	13%	13%	15%	15%
Price (local currency)	13%	13%	11%	11%	13%	13%

In **Mexico**, sales increased 5% during the first quarter of 2022 driven by a successful pricing strategy. In local currency terms, cement prices grew 13%, ready-mix 11%, and aggregates 13%. The January cement price announcement experienced record traction with cement prices increasing 9% sequentially.

Cement volumes declined 8% reflecting weaker demand in bagged cement, while the formal sector continues to show improvement. Demand for our products was mainly driven by industrial and commercial, and formal residential activity. The decline in bagged cement resulted from a difficult comparison base.

We announced a second price increase in bagged cement effective April 1st, 2022. Our pricing strategy and cost containment initiatives should offset the inflation challenges experienced in the country.

United States

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	1,196	1,013	18%	18%	1,196	1,013	18%	18%
Operating EBITDA	200	196	2%	2%	200	196	2%	2%
Operating EBITDA margin	16.8%	19.4%	(2.6pp)		16.8%	19.4%	(2.6pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	9%	9%	7%	7%	9%	9%
Price (USD)	10%	10%	9%	9%	8%	8%
Price (local currency)	10%	10%	9%	9%	8%	8%

In the **United States**, our operations continued to enjoy strong demand across all products in a largely sold-out domestic market. Strong volume performance and improved pricing in our three core products led to solid top-line growth during the quarter. While EBITDA margin declined year over year due to cost headwinds from energy, imports, and logistics, sequential margin improved almost 1 percentage point.

We successfully implemented price increases in January in markets accounting for 40% of our US cement volumes, resulting in sequential price increases of between 3% to 4% for our core products in the quarter. In April, our remaining markets received their first pricing increase of the year.

2022 First Quarter Results Page 3

Operating results

Europe, Middle East, Africa and Asia

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	1,185	1,086	9%	14%	1,185	1,086	9%	14%
Operating EBITDA	145	113	29%	33%	145	113	29%	33%
Operating EBITDA margin	12.3%	10.4%	1.9pp		12.3%	10.4%	1.9pp	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	6%	6%	3%	3%	7%	7%
Price (USD)	11%	11%	4%	4%	0%	0%
Price (local currency) (*)	17%	17%	8%	8%	4%	4%

In **EMEA**, double-digit growth in Sales and EBITDA was driven mainly by solid pricing performance across all products and mid-single digit volume growth. Our EBITDA margin in the region increased 1.9pp year over year.

Europe was responsible for much of the improvement with like-to-like prices for our three core products rising between 9% and 13% sequentially, reflecting strong January increases. In April, we implemented price increases in markets representing ~40% of European cement volumes, that did not have a January increase. Cement volumes grew 16%, led by infrastructure and residential activity, and milder winter weather.

In the **Philippines**, cement volumes declined 6% mainly as a result of disruptions caused by Typhoon Odette in December 2021 and COVID-19 lockdown measures. Cement prices improved 3% sequentially, marking four consecutive quarters of growth.

In **Israel**, construction activity continued strong, with ready-mix and aggregates volumes growing, while sequential prices increased between mid to high single digits.

In **Egypt**, EBITDA continued to improve mainly driven by the industry rationalization plan announced by the government last year.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 First Quarter Results Page 4

Operating results

South, Central America and the Caribbean

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	416	391	6%	9%	416	391	6%	9%
Operating EBITDA	109	113	(3%)	(3%)	109	113	(3%)	(3%)
Operating EBITDA margin	26.3%	28.9%	(2.6pp)		26.3%	28.9%	(2.6pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(2%)	(2%)	9%	9%	(0%)	(0%)
Price (USD)	6%	6%	(6%)	(6%)	(4%)	(4%)
Price (local currency) (*)	9%	9%	(2%)	(2%)	0%	0%

In our **South, Central America and the Caribbean** region, our sales increased 9%, primarily driven by strong pricing.

With high capacity utilization in most of our countries, regional cement prices were up 9% compared to the dirst quarter of 2021. Starting in April, we announced a second round of price increases in markets that represent 30% of our regional cement volumes. As a result of higher energy costs, EBITDA and EBITDA margin declined 3% and 2.6 percentage points, respectively, during the quarter.

In **Colombia**, cement volumes grew 4% and were supported by housing, self-construction, and infrastructure activity. In the **Dominican Republic**, cement volumes declined 4% led by a reduction in bagged cement sales. The formal sector, however, continues to recover mainly driven by tourism and formal housing. During April, we reopened a kiln in our plant that is expected to increase our production capacity in the Dominican Republic by a third, underscoring our growth strategy and commitment to the development of the country.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 First Quarter Results

Page 5

Operating results

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2022	2021	% var	2022	2021	% var
Operating earnings before other income and expenses, net	410	397	3%	410	397	3%
+ Depreciation and operating amortization	281	277		281	277	
Operating EBITDA	691	674	3%	691	674	3%
- Net financial expense	128	170		128	170	
- Maintenance capital expenditures	182	96		182	96	
- Change in working capital	498	346		498	346	
- Taxes paid	50	48		50	48	
- Other cash items (net)	17	21		17	21	
- Free cash flow discontinued operations	(9)	(7)		(9)	(7)	
Free cash flow after maintenance capital expenditures	(175)	1	N/A	(175)	1	N/A
- Strategic capital expenditures	76	53		76	53	
Free cash flow	(251)	(53)	(376%)	(251)	(53)	(376%)

In millions of U.S. dollars, except percentages.

Despite higher EBITDA and lower financial expense, FCF after maintenance capex declined versus the prior year due to higher investment in working capital and maintenance capex. Investment in working capital increased due to higher sales, and higher inventories to support customer demand, as markets continue to face supply chain bottlenecks. Our working capital cycle is seasonal, and investments in the first quarter typically turn around in the beginning of the second half. The increase in maintenance capex relates primarily to the delayed delivery of mobile equipment, originally slated for 2021, mostly due to supply chain disruptions.

Information on debt

	First Quarter			Fourth Quarter
	2022	2021	% var	2021
Total debt [(1)]	8,963	10,413	(14%)	8,555
Short-term	4%	8%		4%
Long-term	96%	92%		96%
Cash and cash equivalents	593	1,309	(55%)	613
Net debt	8,370	9,104	(8%)	7,942
Consolidated net debt [(2)]	8,266	9,583		7,921
Consolidated leverage ratio [(2)]	2.83	3.66		2.73
Consolidated coverage ratio [(2)]	6.60	4.10		5.99

	First Quarter	
	2022	2021
Currency denomination		
U.S. dollar	85%	66%
Euro	7%	22%
Mexican peso	3%	4%
Other	5%	9%
Interest rate[(3)]		
Fixed	86%	83%
Variable	14%	17%

In millions of U.S. dollars, except percentages and ratios.

(1) Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Calculated in accordance with our contractual obligations under the 2021 Credit Agreement.
(3) Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,013 million.

Net debt increased on a sequential basis primarily due to the negative free cash flow and the share buybacks made during the quarter. This also resulted in a slight increase in our consolidated leverage ratio.

We entered 2022 with a very solid financial position, with no substantial refinancing needs for the next three years, a strong liquidity position and minimal exposure to interest rates, as close to 90% of our debt is at a fixed rate.

During the quarter, we launched a tender offer to purchase up to $500 million dollars of three of our notes. Through the tender process, which closed on April 27th, 2022, we repurchased approximately $440 million in notes at a discount. This exercise should result in more than $11 million dollars in annual interest expense savings and was be funded through our revolving credit facility at a lower rate than the coupon of the notes.

2022 First Quarter Results Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. dollars, except per ADS amounts)

	January - March				First Quarter			
STATEMENT OF OPERATIONS	2022	2021	% var	like-to-like % var	2022	2021	% var	like-to-like % var
Net sales	3,769,992	3,374,080	12%	13%	3,769,992	3,374,080	12%	13%
Cost of sales	(2,610,463)	(2,280,048)	(14%)		(2,610,463)	(2,280,048)	(14%)	
Gross profit	**1,159,528**	**1,094,031**	**6%**	**7%**	**1,159,528**	**1,094,031**	**6%**	**7%**
Operating expenses	(749,780)	(697,152)	(8%)		(749,780)	(697,152)	(8%)	
Operating earnings before other income and expenses, net	**409,748**	**396,879**	**3%**	**2%**	**409,748**	**396,879**	**3%**	**2%**
Other expenses, net	(21,167)	572,138	N/A		(21,167)	572,138	N/A	
Operating earnings	**388,581**	**969,017**	**(60%)**		**388,581**	**969,017**	**(60%)**	
Financial expense	(119,438)	(244,440)	51%		(119,438)	(244,440)	51%	
Other financial income (expense), net	(23,935)	(19,383)	(23%)		(23,935)	(19,383)	(23%)	
Financial income	3,896	3,197	22%		3,896	3,197	22%	
Results from financial instruments, net	(2,074)	(98)	(2020%)		(2,074)	(98)	(2020%)	
Foreign exchange results	(10,405)	(6,384)	(63%)		(10,405)	(6,384)	(63%)	
Effects of net present value on assets and liabilities and others, net	(15,352)	(16,098)	5%		(15,352)	(16,098)	5%	
Equity in gain (loss) of associates	5,401	3,345	61%		5,401	3,345	61%	
Income (loss) before income tax	**250,609**	**708,540**	**(65%)**		**250,609**	**708,540**	**(65%)**	
Income tax	(52,140)	(72,859)	28%		(52,140)	(72,859)	28%	
Profit (loss) of continuing operations	**198,469**	**635,681**	**(69%)**		**198,469**	**635,681**	**(69%)**	
Discontinued operations	9,345	36,658	(75%)		9,345	36,658	(75%)	
Consolidated net income (loss)	**207,814**	**672,339**	**(69%)**		**207,814**	**672,339**	**(69%)**	
Non-controlling interest net income (loss)	9,729	7,805	25%		9,729	7,805	25%	
Controlling interest net income (loss)	**198,084**	**664,533**	**(70%)**		**198,084**	**664,533**	**(70%)**	
Operating EBITDA	**690,763**	**673,812**	**3%**	**3%**	**690,763**	**673,812**	**3%**	**3%**
Earnings (loss) of continued operations per ADS	**0.13**	**0.42**	**(70%)**		**0.13**	**0.42**	**(70%)**	
Earnings (loss) of discontinued operations per ADS	**0.01**	**0.02**	**(74%)**		**0.01**	**0.02**	**(74%)**	

	As of March 31		
STATEMENT OF FINANCIAL POSITION	2022	2021	% var
Total assets	**27,176,873**	**27,562,367**	**(1%)**
Cash and cash equivalents	592,863	1,308,733	(55%)
Trade receivables less allowance for doubtful accounts	1,793,924	1,631,961	10%
Other accounts receivable	580,605	406,358	43%
Inventories, net	1,393,335	1,073,814	30%
Assets held for sale	146,674	155,764	(6%)
Other current assets	139,446	131,157	6%
Current assets	4,646,847	4,707,787	(1%)
Property, machinery and equipment, net	11,354,360	11,160,912	2%
Other assets	11,175,666	11,693,668	(4%)
Total liabilities	**16,660,504**	**17,987,728**	**(7%)**
Current liabilities	5,393,802	5,417,872	(0%)
Long-term liabilities	7,669,721	8,693,079	(12%)
Other liabilities	3,596,982	3,876,777	(7%)
Total stockholder's equity	**10,516,369**	**9,574,639**	**10%**
Common stock and additional paid-in capital	7,810,104	7,893,304	(1%)
Other equity reserves and subordinated notes	(1,335,850)	(2,506,717)	47%
Retained earnings	3,585,508	3,298,843	9%
Non-controlling interest and perpetual instruments	456,607	889,209	(49%)

2022 First Quarter Results

Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter			
				like-to-like				like-to-like
NET SALES	2022	2021	% var	% var	2022	2021	% var	% var
Mexico	880,700	821,642	7%	5%	880,700	821,642	7%	5%
U.S.A.	1,196,130	1,013,157	18%	18%	1,196,130	1,013,157	18%	18%
Europe, Middle East, Asia and Africa	1,185,165	1,085,659	9%	14%	1,185,165	1,085,659	9%	14%
Europe	791,048	717,551	10%	17%	791,048	717,551	10%	17%
Philippines	102,038	107,466	(5%)	1%	102,038	107,466	(5%)	1%
Middle East and Africa	292,079	260,642	12%	11%	292,079	260,642	12%	11%
South, Central America and the Caribbean	416,109	391,029	6%	9%	416,109	391,029	6%	9%
Others and intercompany eliminations	*91,887*	*62,592*	*47%*	*50%*	*91,887*	*62,592*	*47%*	*50%*
TOTAL	3,769,992	3,374,080	12%	13%	3,769,992	3,374,080	12%	13%

GROSS PROFIT								
Mexico	415,955	427,330	(3%)	(4%)	415,955	427,330	(3%)	(4%)
U.S.A.	297,313	266,151	12%	12%	297,313	266,151	12%	12%
Europe, Middle East, Asia and Africa	270,427	235,874	15%	20%	270,427	235,874	15%	20%
Europe	172,712	146,065	18%	25%	172,712	146,065	18%	25%
Philippines	38,803	42,493	(9%)	(3%)	38,803	42,493	(9%)	(3%)
Middle East and Africa	58,912	47,317	25%	25%	58,912	47,317	25%	25%
South, Central America and the Caribbean	152,481	150,174	2%	2%	152,481	150,174	2%	2%
Others and intercompany eliminations	*23,352*	*14,502*	*61%*	*61%*	*23,352*	*14,502*	*61%*	*61%*
TOTAL	1,159,528	1,094,031	6%	7%	1,159,528	1,094,031	6%	7%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	246,457	260,021	(5%)	(7%)	246,457	260,021	(5%)	(7%)
U.S.A.	81,719	87,240	(6%)	(6%)	81,719	87,240	(6%)	(6%)
Europe, Middle East, Asia and Africa	62,737	30,465	106%	110%	62,737	30,465	106%	110%
Europe	16,626	(4,852)	N/A	N/A	16,626	(4,852)	N/A	N/A
Philippines	19,136	18,956	1%	5%	19,136	18,956	1%	5%
Middle East and Africa	26,975	16,361	65%	67%	26,975	16,361	65%	67%
South, Central America and the Caribbean	88,578	91,735	(3%)	(4%)	88,578	91,735	(3%)	(4%)
Others and intercompany eliminations	*(69,742)*	*(72,581)*	*4%*	*5%*	*(69,742)*	*(72,581)*	*4%*	*5%*
TOTAL	409,748	396,879	3%	2%	409,748	396,879	3%	2%

2022 First Quarter Results

Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of Net Sales.

	January - March				First Quarter			
OPERATING EBITDA	2022	2021	% var	like-to-like % var	2022	2021	% var	like-to-like % var
Mexico	285,938	298,743	(4%)	(6%)	285,938	298,743	(4%)	(6%)
U.S.A.	200,426	196,464	2%	2%	200,426	196,464	2%	2%
Europe, Middle East, Asia and Africa	145,378	112,603	29%	33%	145,378	112,603	29%	33%
Europe	69,470	52,940	31%	37%	69,470	52,940	31%	37%
Philippines	28,910	30,386	(5%)	(0%)	28,910	30,386	(5%)	(0%)
Middle East and Africa	46,999	29,277	61%	61%	46,999	29,277	61%	61%
South, Central America and the Caribbean	109,255	112,872	(3%)	(3%)	109,255	112,872	(3%)	(3%)
Others and intercompany eliminations	*(50,234)*	*(46,869)*	*(7%)*	*(6%)*	*(50,234)*	*(46,869)*	*(7%)*	*(6%)*
TOTAL	690,763	673,812	3%	3%	690,763	673,812	3%	3%

OPERATING EBITDA MARGIN	2022	2021	2022	2021
Mexico	32.5%	36.4%	32.5%	36.4%
U.S.A.	16.8%	19.4%	16.8%	19.4%
Europe, Middle East, Asia and Africa	12.3%	10.4%	12.3%	10.4%
Europe	8.8%	7.4%	8.8%	7.4%
Philippines	28.3%	28.3%	28.3%	28.3%
Middle East and Africa	16.1%	11.2%	16.1%	11.2%
South, Central America and the Caribbean	26.3%	28.9%	26.3%	28.9%
TOTAL	18.3%	20.0%	18.3%	20.0%

2022 First Quarter Results Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - March			First Quarter		
	2022	2021	% var	2022	2021	% var
Consolidated cement volume [1]	15,776	15,934	(1%)	15,776	15,934	(1%)
Consolidated ready-mix volume	12,167	11,527	6%	12,167	11,527	6%
Consolidated aggregates volume [2]	33,867	31,643	7%	33,867	31,643	7%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - March 2022 vs. 2021	First Quarter 2022 vs. 2021	First Quarter 2022 vs. Fourth Quarter 2021
Mexico	(8%)	(8%)	(11%)
U.S.A.	9%	9%	6%
Europe, Middle East, Asia and Africa	6%	6%	(1%)
Europe	16%	16%	(12%)
Philippines	(6%)	(6%)	10%
Middle East and Africa	(1%)	(1%)	19%
South, Central America and the Caribbean	(2%)	(2%)	(1%)

READY-MIX VOLUME			
Mexico	9%	9%	(5%)
U.S.A.	7%	7%	4%
Europe, Middle East, Asia and Africa	3%	3%	(7%)
Europe	8%	8%	(7%)
Philippines	N/A	N/A	N/A
Middle East and Africa	(4%)	(4%)	(8%)
South, Central America and the Caribbean	9%	9%	0%

AGGREGATES VOLUME			
Mexico	5%	5%	(10%)
U.S.A.	9%	9%	8%
Europe, Middle East, Asia and Africa	7%	7%	(8%)
Europe	5%	5%	(8%)
Philippines	N/A	N/A	N/A
Middle East and Africa	11%	11%	(6%)
South, Central America and the Caribbean	(0%)	(0%)	(3%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
[2] Consolidated aggregates volumes include aggregates from our marine business in UK.

2022 First Quarter Results Page 10

Operating results

Price Summary

Variation in U.S. dollars

DOMESTIC GRAY CEMENT PRICE	January - March 2022 vs. 2021	First Quarter 2022 vs. 2021	First Quarter 2022 vs. Fourth Quarter 2021
Mexico	15%	15%	12%
U.S.A.	10%	10%	4%
Europe, Middle East, Asia and Africa (*)	11%	11%	5%
Europe (*)	8%	8%	10%
Philippines	1%	1%	2%
Middle East and Africa (*)	34%	34%	4%
South, Central America and the Caribbean (*)	6%	6%	8%

READY-MIX PRICE			
Mexico	13%	13%	8%
U.S.A.	9%	9%	4%
Europe, Middle East, Asia and Africa (*)	4%	4%	5%
Europe (*)	(0%)	(0%)	7%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	12%	12%	3%
South, Central America and the Caribbean (*)	(6%)	(6%)	1%

AGGREGATES PRICE			
Mexico	15%	15%	9%
U.S.A.	8%	8%	3%
Europe, Middle East, Asia and Africa (*)	0%	0%	8%
Europe (*)	(2%)	(2%)	9%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	10%	10%	5%
South, Central America and the Caribbean (*)	(4%)	(4%)	1%

(*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 First Quarter Results Page 11

Variation in Local Currency
January—March First Quarter First Quarter 2022 vs. DOMESTIC GRAY CEMENT PRICE 2022 vs. 2021    2022 vs. 2021    Fourth Quarter 2021 Mexico 13%    13%    9% U.S.A. 10% 10% 4% Europe, Middle East, Asia and Africa (*) 17% 17% 8% Europe (*) 15% 15% 13% Philippines 7% 7% 3% Middle East and Africa (*) 41% 41% 9% South, Central America and the Caribbean (*) 9%    9%    7%
READY-MIX PRICE
Mexico 11%    11%    5% U.S.A. 9% 9% 4% Europe, Middle East, Asia and Africa (*) 8% 8% 8% Europe (*) 6% 6% 9% Philippines N/A N/A N/A
Middle East and Africa (*) 9% 9% 5% South, Central America and the Caribbean (*) (2%)    (2%)    (0%)
AGGREGATES PRICE
Mexico 13%    13%    6% U.S.A. 8% 8% 3% Europe, Middle East, Asia and Africa (*) 4% 4% 11% Europe (*) 3% 3% 12% Philippines N/A N/A N/A
Middle East and Africa (*) 7% 7% 7% South, Central America and the Caribbean (*) 0%    0%    (1%) (*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

Other information

Operating Expenses

The following table shows the breakdown of operating expenses for the period presented.

In thousands of US dollars	January - March 2022	January - March 2021	First Quarter 2022	First Quarter 2021
Administrative expenses	219,824	199,695	219,824	199,695
Selling expenses	72,635	66,868	72,635	66,868
Distribution and logistic expenses	411,456	378,761	411,456	378,761
Operating expenses before depreciation	703,916	645,323	703,916	645,323
Depreciation in operating expenses	45,864	51,829	45,864	51,829
Operating expenses	749,780	697,152	749,780	697,152

As % of Net Sales				
Administrative expenses	5.8%	5.9%	5.8%	5.9%
SG&A expenses	7.8%	7.9%	7.8%	7.9%

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,708,429,449
Shares repurchase program	220,642,478
End-of-quarter outstanding CPO-equivalents	14,487,786,971

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of March 31, 2022 were 20,541,277.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	First Quarter				Fourth Quarter	
	2022		2021		2021	
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,842	1	1,028	(11)	1,761	9
Interest rate swaps (2)	1,313	31	1,325	(41)	1,005	(18)
Fuel derivatives (3)	117	68	108	24	145	30
	3,272	100	2,461	(28)	2,911	21

(1) Exchange rate derivatives to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of March 31, 2022, it includes a notional of US$1,542 million of net investment hedge.

(2) Interest-rate swap derivatives related to bank loans. In addition, as of March 31, 2022, it includes a forward interest rate swap derivative related to the exposure to changes in interest rates. The forward interest rate swap is recognized as a cash flow hedge for forecasted transaction for a nominal amount of US$300 million.

(3) Forward contracts negotiated to hedge the price of the fuel for own consumption only in certain operations.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes. In such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. Moreover, in transactions related to net investment hedges, changes in fair value are recorded directly in equity as part of the currency translation effect. They are reclassified to the income statement only upon disposal of the net investment. As of March 31, 2022, in connection with its derivatives portfolio's fair market value recognition, CEMEX recognized increases in its assets and liabilities, resulting in a net asset of US$100 million.

2022 First Quarter Results Page 13

Other information

CEMEX

Assets held for sale and discontinued operations

On December 29, 2021, CEMEX signed agreements with affiliates of Cementos Progreso Holdings, S.L. for the sale of its operations in Costa Rica and El Salvador, for a total consideration of $335 million subject to final adjustments. The assets for divestment consist of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. The transaction is subject to satisfaction of closing conditions in Costa Rica and El Salvador, including approvals by competition authorities, CEMEX currently expects to finalize this transaction during the first half of 2022. As of March 31, 2022, and December 31, 2021, the assets and liabilities associated with these operations were presented in the Statement of Financial Position within the line items of "Assets held for sale and liabilities directly related to assets held for sale", as correspond. CEMEX's operations of these assets for the three-month periods ended March 31, 2022, and 2021 are reported in the income statements, net of income tax, in the single line item "Discontinued operations."

On July 9, 2021, CEMEX concluded the sale of its white cement business to Çimsa Çimento Sanayi Ve Ticaret A.Ş. agreed in March 2019 for a price of approximately US$155 million. Assets sold included CEMEX's Buñol cement plant in Spain and its white cement business outside Mexico and the United States. CEMEX's operations of these assets for the three-month period ended March 31, 2021, are reported in the income statements, net of income tax, in the single line item "Discontinued operations."

On March 31, 2021, CEMEX sold 24 concrete plants and one aggregates quarry in France to LafargeHolcim for approximately US$44 million. These assets were located in the Rhone Alpes region in the Southeast of France, east of CEMEX´s Lyon operations, which the company retained. CEMEX's operations of these assets for the three-month period ended March 31, 2021, are reported in the income statements, net of income tax, in the single line item "Discontinued operations."

The following table presents condensed combined information of the income statements of CEMEX's discontinued operations, previously mentioned, in: a) Costa Rica and El Salvador for the three-month periods ended March 31, 2022 and 2021; b) Spain related to the white cement business for the three-month period ended March 31, 2021; and c) the southeast of France for the three-month period ended March 31, 2021:

STATEMENT OF OPERATIONS	Jan-Mar		First Quarter	
(Millions of U.S. dollars)	2022	2021	2022	2021
Sales	35	60	35	60
Cost of sales, operating expenses, and other expenses	-30	-53	-30	-53
Interest expense, net, and others	9	-	9	-
Income before income tax	14	7	14	7
Income tax	-4	-2	-4	-2
Income from discontinued operations	10	5	10	5
Net gain on sale	-1	32	-1	32
Income from discontinued operations	9	37	9	37

Other significant transactions

As previously reported, in connection with the CO2 emission allowances in the European Union (the "Allowances") under the EU Emissions Trading System ("EU ETS"), during the second half of March 2021, in different transactions, CEMEX sold 12.3 million Allowances for approximately €509 million (approximately US$600 million). This sale was recognized in the three-month period ended March 31, 2021, as part of the line item "Other expenses, net".

Issuance of Subordinated Notes without Fixed Maturity

On June 8, 2021, CEMEX, S.A.B. de C.V. successfully closed the issuance of US$1.0 billion of its 5.125% Subordinated Notes with no Fixed Maturity (the "Subordinated Notes"). CEMEX used the proceeds from the Subordinated Notes to redeem in full in June 2021 all outstanding series of perpetual debentures previously issued by consolidated special purpose vehicles for an aggregate amount of approximately US$447 million and for other general corporate purposes, including the repayment of other indebtedness. The perpetual debentures were accounted as part of CEMEX's non-controlling interest in equity.

Considering the overall characteristics of the Subordinated Notes, including that they do not have contractual repayment date and do not meet the definition of a financial liability under IFRS, CEMEX accounts for its Subordinated Notes as equity instruments in the line item "Other equity reserves and subordinated notes without fixed maturity." As of September 30, 2021, such line item includes the proceeds from the issuance of Subordinated Notes net of issuance costs for a total of US$994 million.

Impairment of property, plant and equipment, goodwill and other intangible assets in 3Q21

During the third quarter of 2021, rising input cost inflation and higher freight and supply chain disruptions led to a confirmation of impairment indicators in Spain, the United Arab Emirates ("UAE") and other businesses. As a result, we recognized a non-cash aggregate goodwill impairment charge of approximately US$440 million comprised of, approximately, US$317 million related to our business in Spain, US$96 million related to our business in UAE, and $27 million related to our IT business segment due to a reorganization. The impairment of goodwill in Spain and the UAE in 2021 resulted from an excess of the net book value of such businesses versus the discounted cash flow projections as of September 30, 2021, related to these reporting segments.

In addition, during the third quarter of 2021 we recognized non-cash impairment charges of intangible assets due to a technological revamp of certain internal use software of US$49 million.

These non-cash charges recognized during the third quarter of 2021 did not impact our liquidity, Operating EBITDA and cash taxes payable, nevertheless our total assets, net income (loss) and equity were affected in each quarter.

2022 First Quarter Results

Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX's operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa. Asia subregion includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter	
	2022	2021	2022	2021	2022	2021
	Average	Average	Average	Average	End of period	End of period
Mexican peso	20.32	20.63	20.32	20.63	19.88	20.43
Euro	0.8959	0.833	0.8959	0.833	0.9038	0.8525
British pound	0.7509	0.7226	0.7509	0.7226	0.7610	0.7256

Amounts provided in units of local currency per U.S. dollar.

2022 First Quarter Results Page 15

Disclaimer
Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CEMEX’s most recent annual report and those detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement (“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 2022 First Quarter Results                Page 16